[Puget Energy, Inc. Letterhead]

March 25, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Puget Energy, Inc.
Additional Representations re: Registration Statement on Form S-4, No. 333-172033

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement on Form S-4, No. 333-172033 (the “Registration Statement”), relating to the offer to exchange (the “Exchange Offer”) up to $450,000,000 in aggregate principal amount of Puget Energy, Inc.’s (the “Company”) 6.500% Senior Secured Notes due 2020 (the “Exchange Notes”) for outstanding 6.500% Senior Secured Notes due 2020 (the “Original Notes”), the Company hereby states that we are registering the exchange offer in reliance on the staff’s position enunciated in the Exxon Capital Holdings Corporation (April 13, 1989), Morgan Stanley & Co. Incorporated (June 5, 1991) and Shearman & Sterling, Commission (July 2, 1993) no-action letters and represent that:

1. The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

2. To the best of the Company’s information and belief, no broker-dealer that may participate in the Exchange Offer with respect to Original Notes acquired for its own account as a result of market-making activities or other trading activities has entered into any arrangement or understanding with the Company or any affiliate of the Company to distribute the Exchange Notes to be received in the Exchange Offer.

3. The Company will (a) make each person participating in the Exchange Offer aware, through the Exchange Offer Prospectus, that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver the Prospectus in connection with any resale of the Exchange Notes and (b) include in the transmittal letter or similar documentation to be executed by exchange offerees participating in the Exchange Offer the additional provision that requires an exchange offeree who is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities to acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the Exchange Offer. The transmittal letter or similar documentation may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If you have any questions, please contact Andrew Bor, our legal counsel, at (206) 359-8577.

Very Truly Yours,

Puget Energy, Inc.

/s/ Donald E. Gaines
Donald E. Gaines
Vice President Finance and Treasurer